Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-158092
August 2, 2010

Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc.

$1,000,000,000 4.450% Senior Notes due 2020

Pricing Term Sheet

Co-Issuers	Omnicom Group Inc. Omnicom Capital Inc. Omnicom Finance Inc.
Ratings:	Moody’s: Baa1 (stable) S&P: BBB+ (stable) Fitch: A- (stable)
Title of Securities:	4.450% Senior Notes due 2020
Principal Amount:	$1,000,000,000
Coupon:	4.450% per annum
Interest Payment Dates:	Semi-annually on each February 15 and August 15
Initial Interest Payment Date:	February 15, 2011
Maturity Date:	August 15, 2020
Benchmark Treasury:	3.500% due May 15, 2020
Benchmark Treasury Yield:	2.943%
Spread to Treasury:	155 basis points
Re-offer Yield:	4.493%
Price to Public (Issue Price):	99.654%
Optional Redemption:	Make-whole call at any time, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury Rate plus a make whole spread of 25 basis points, plus accrued and unpaid interest thereon to the redemption date.
Trade Date:	August 2, 2010
Settlement Date (T+3):	August 5, 2010
CUSIP:	682134AC5
ISIN:	US682134AC59

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Co-Managers	Barclays Capital Inc.
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Morgan Stanley & Co. Incorporated
SG Americas Securities, LLC
UBS Securities LLC
ANZ Securities, Inc.
Banca IMI S.p.A.
BBVA Securities Inc.
RBS Securities Inc.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time Moody’s, Standard & Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Banc of America Securities toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Deutsche Bank Securities Inc. toll-free at 800-503-4611 or HSBC Securities (USA) Inc. toll-free at (866) 811-8049. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.